082-34725

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RECEIVED

2007 JAN 29 A 11:41

Agricore United

FOR IMMEDIATE RELEASE

AGRICORE UNITED ADVISES SECURITYHOLDERS TO TAKE NO ACTION TO REVISED HOSTILE OFFER FROM SASKATCHEWAN WHEAT POOL

WINNIPEG, MANITOBA—(January 26, 2007) — Agricore United (TSX:AU) today announced that it is reviewing the recent announcement by Saskatchewan Wheat Pool Inc. (SaskPool) that it intends to revise its offer to purchase the outstanding Limited Voting Common Shares of Agricore United. The revised offer includes a combination of cash and shares with a purported value of $11.33 per share.

Agricore United advises its shareholders there is no need for them to take any action to respond to the revised hostile bid at this time and they should not tender any shares until they have received a recommendation from the company's Board of Directors.

Agricore United also advises that its Special Committee continues to explore a range of strategic alternatives to the SaskPool hostile bid that may provide greater value to the company's shareholders. In the meantime, the Special Committee will review the revised bid from SaskPool and make a recommendation regarding the bid to the Board of Directors.

"Our Board had already recommended shareholders reject the initial offer on the basis that it significantly undervalued the shares of Agricore United," says Jon Grant, Chair of the Special Committee. "A preliminary review of this revised offer indicates that SaskPool has only modestly increased the value by changing the mix of consideration to include a cash component."

It is expected that SaskPool will issue a revised circular to Agricore United shareholders. Following that, the Board of Directors will issue a revised circular to Agricore United shareholders including a recommendation for the action it believes is in the best interest of shareholders. Shareholders are advised not to act upon the revised offer from SaskPool until they have received and read the subsequent Directors' Circular and the related recommendation.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are tr[redacted] Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Media:
Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

or

Lute & Company
John Lute
(416) 929-5883
Email: jlute@luteco.com

Investors:
Lori Robidoux
Vice President, Corporate Finance & Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

or

Georgeson (Shareholder Inquiries)
1-866-598-9684
Toll-free in North America

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